600 Third Avenue, 42nd Floor, New York, NY 10016 ● (212) 684-0199

November 20, 2023	Daniel L. McAvoy (212) 413-2844 (917) 725-8511 Fax dmcavoy@polsinelli.com

VIA EDGAR

Mr. Brian Fetterolf

Mr. Donald Field

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Vestible Assets, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed October 27, 2023 File No. 024-12328

Ladies and Gentlemen:

On behalf of our client, Vestible Assets, LLC (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned Amendment No. 1 to the offering statement on Form 1-A (the “Offering Statement”). In connection with this letter, the Company is today filing Amendment No. 2 to the Offering Statement (the “Amendment”) via EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated November 2, 2023 is reprinted below in italics, and is followed by the Company’s response. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Amendment.

Amendment No. 1 to Offering Statement on Form 1-A filed on October 27, 2023

Cover Page

1.

We note your revised terms to the proposed offering, including your disclosure that you are offering “up to 114,285 Series BDBR Interests, assuming the midpoint of that range...” We also note that you disclose in Part I that you are offering such amount of interests, and you disclose that the aggregate offering price of $800,000 is based on a price per security of $7.00. Please revise your disclosure in Parts I and II to disclose the aggregate offering amount of this offering assuming the upper end of your price range as opposed to the midpoint and the maximum number of interests to be offered. Refer to Rules 253(b)(2) and 253(b)(4) of Regulation A.

Additionally, make applicable changes throughout your offering statement, including revising your use of proceeds section to ensure that you are consistent with your disclosure of the maximum offering amount. In this regard, we note you continue to disclose here that you estimate the gross proceeds to be approximately $1,000,000, but you also disclose a maximum offering amount of $800,000.

RESPONSE: The Company has revised Part I and Part II of the Amendment to reflect an updated offering price of $10 per interest, and an updated maximum offering amount of $1,000,000. The Company no longer discloses a price range for the price per interest.

polsinelli.com

Atlanta Boston Chicago Dallas Denver Houston Kansas City Los Angeles Miami Nashville New York Phoenix Salt Lake City St. Louis San Diego San Francisco Seattle Silicon Valley Washington, D.C. Wilmington Polsinelli PC, Polsinelli LLP in California

November 20, 2023

Summary, page 6

2.

We note your disclosure that “[i]t is anticipated that a portion of Brand Amounts received by a particular Series, if any, will be distributed to Investors of that particular Series, on a pro rata basis, at least once every month, or at such times as the Manager shall reasonably determine.” Revise to reconcile your disclosure with the terms of your limited liability agreement filed as Exhibit 2.2. In this regard, we note that Article 7.3 of such agreement indicates that such distributions shall be “on a quarterly basis.” In connection therewith, please include a risk factor that the Manager is not obligated to make such timely distributions pursuant to such agreement, if true, as such provision appears to provide the Manager with the option to make such distributions “at such times as the Managing Member shall reasonably determine.”

RESPONSE: The Company has amended its limited liability agreement to reflect its intention of making monthly distributions. Please refer to the existing risk factor on page 19 titled “Cash distributions to Interest holders are subject to the discretion of the Manager and cannot be guaranteed” which addresses the risk that the Manager is not obligated to make distributions at any defined interval. For the avoidance of doubt, we have revised this risk factor to more closely follow the language of the limited liability agreement with respect to the Manager’s discretion to make distributions.

Risk Related to the Brand Agreements and our Business Plan, page 15

3.

Please include a risk factor discussing the average number of years that professional athletes play for in the sports fields that you target in your business plan, to provide investors with additional context as to the length of time necessary to recover their investment as well as the related likelihood of recovery. In connection therewith, for each series offering that you contemplate, disclose the average career length of professional sports athletes in the sports field related to the applicable Brand Agreement. For example, disclose the average NFL career length in light of your entry into the Brand Agreement with Baron Browning. Additionally, to the extent material, please also disclose the average NFL career length for linebackers if such average deviates from an average NFL career. In this regard, we note that career length can differ substantially by playing position.

RESPONSE: The Company has expanded the risk factor on page 16 titled “Any athlete party to a Brand Agreement may ultimately not play on a professional team or otherwise fail to perform as expected or to remain employed by a professional team as long as expected” to include the average career length of professional athletes in the targeted sports fields. In addition, the Company has added a new risk factor on page 21 titled “The average career length for linebackers in the NFL is less than three years and there is no guarantee that Baron Browning’s career in the NFL will be long enough for investors to recover their initial investment” to address this risk in the context of Baron Browning’s agreement.

November 20, 2023

“Any athlete party to a Brand Agreement may ultimately not play on a professional team or otherwise fail to perform as expected.”, page 16

4.

Here or as a new risk factor, please address the risk that, even if an athlete party to a Brand Agreement does ultimately play on a professional sports team, such athlete may resign or retire at any time and thereby not generate sufficient professional sports income for investors to receive a return on their investment. Describe the early retirement provision in the form of Brand Agreement filed as Exhibit 6.4, and in particular disclose that an athlete is only obligated to return to you the difference between the “Fee” and any “Brand Amounts” previously paid, to the extent that such athlete resigns at any time prior to the second anniversary of the closing. Clarify that the athlete may therefore voluntarily resign following the second anniversary and have no financial obligations to you, if true, and discuss the resulting risks to investors.

RESPONSE: Please refer to the existing risk factor on page 15 titled “Cash received under the Brand Agreements, if any, will depend upon the continued performance of the underlying athlete, and the Company does not have any rights to require any athlete to take any actions to attract or maintain or otherwise generate Brand Income,” which addresses the risk that an athlete may early retire or resign. The Company has expanded this risk factor to make it more clear that if such early retirement or resignation occurs after the second anniversary of the closing, such athlete will have no remaining financial obligation to the Company.

“An athlete or other third parties may refuse or fail to make payments of the Brand Amounts under the Brand Agreement . . . ”, page 18

5.	Here or as a new risk factor, please address how (if at all) investors would seek remedies for a breach or event of default under a Brand Agreement, as well as the related enforceability risks.

RESPONSE: Please refer to the existing risk factor on page 19 titled “An athlete party to a Brand Agreement is neither our affiliate, nor a manager, officer or employee of the Company and owes no fiduciary duties to us or any Interest Holders. Such contracted athlete has no obligation to enhance the value of his or her Brand Income or disclose information to any Interest Holder,” which addresses the limited remedies available to Interest Holders against athlete contract parties. The Company has also added a new risk factor on page 18 titled “Brand Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on the Company to pursue remedies against the contract party in the event of any default” to further address these enforceability risks in the event of default under a Brand Agreement.

“Series BDBR is only entitled to 1% of future gross professional sports income generated by Baron Browning . . . ”, page 21

6.

We note your response to comment 1, as well as your revised disclosure that “[i]n order for Series BDBR to recoup the Maximum Offering Amount, Baron Browning would need to earn over $80 million over the span of his career as a professional athlete after the closing of the Closing.” Please revise to ensure that you are consistent in using the aggregate offering price calculated according to the upper end of your price range. Additionally, please provide an illustrative break-even point for investors to understand the possible amount of time it will take to recover their investment. For example, based on his current and anticipated salary in 2023 and 2024, please disclose the related investment recovery time. Provide comparable disclosure of such break-even investment recovery time in your Description of the Series’ Assets section on page 39, where you disclose the anticipated Brand Amounts to be received by such series in 2023 and 2024.

RESPONSE: The Company has expanded its disclosure in the risk factor on page 21 titled “Series BDBR is only entitled to 1% of future gross professional sports income generated by Baron Browning and it could take a significant amount of time for investors to recover their initial investment, if at all,” as well as the section titled “Description of the Series’ Assets” on page 39 to provide an illustrative break-even point for investors, which assumes that Baron Browning’s salary remains static after 2024, as the Company respectfully desires to avoid making projections regarding Baron Browning’s potential future earnings.

November 20, 2023

Index to Exhibits, page 61

7.	We note the form of Brand Agreement filed as Exhibit 6.4 Please also file the executed agreement with Baron Browning. Refer to Item 17(6) of Form 1-A.

RESPONSE: The Company has filed the executed agreement with Baron Browning as Exhibit 6.5.

8.	Refer to Exhibit 12.1. We note that the legal opinion references “up to 114,285 of the Company’s Series BDBR Interests” which amount is based upon the midpoint of the price range. In connection with the offering statement disclosing the maximum number of interests to be offered pursuant to Rule 253(b)(4) of Regulation A, please have company counsel also revise this legal opinion to cover the correct volume of securities to be offered.

RESPONSE: Please refer to the opinion filed as Exhibit 12.1 to the Amendment. The Amendment no longer provides for a range for the price per interest and the opinion covers the maximum number of interests offered based on the Maximum Offering Amount of $1,000,000 at a price per interest of $10 per interest.

* * *

November 20, 2023

If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-413-2844 or by email at dmcavoy@polsinelli.com.

Sincerely

/s/ Daniel L. McAvoy

Daniel L. McAvoy

cc: Parker Graham, Chief Executive Officer of Vestible, Inc., the Manager of Vestible Assets, LLC